Exhibit 99.1

MATERIAL FACT (“ HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Registration in the Securities Registry No. 42

Santiago (Chile), July 28th, 2020

Mr. President

Commission for the Financial Market

Avda. Libertador Bernardo O’Higgins 1449

Dear Sir:

The undersigned, on behalf of the closely held corporation (sociedad anónima cerrada) named Celulosa Arauco y Constitución S.A., henceforth the “Company” or “Arauco,” both domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, a company registered in the Securities Registry under No. 42, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby reports the following material information concerning the Company and its businesses, pursuant to the provisions of article 9 and second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30, issued by such Commission:

In the Board of Directors’ meeting held on the date hereof, it was agreed to approve a new General Policy of Customary Dealings (Política General de Habitualidad) in respect of Arauco´s transactions with its related parties, which shall be deemed ordinary in consideration of the Company´s purpose (giro social) for purposes of article 147 letter b), of Law 18,046 (Chilean Corporations Act).

This new General Policy of Customary Dealings will become effective from the date hereof, and replaces the one that was previously in force.

This new General Policy of Customary Dealings will be available to Arauco’s shareholders at the main offices of Avenida El Golf 150, 14th Floor, commune of Las Condes, Metropolitan Region of Chile, and on the Company’s website, at www.arauco.cl. The contents of our website are not part of this report.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago

- Unions